

June 15, 2011

Via E-mail
Mr. Elton Bond
Principal Accounting Officer
McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

>   **Re: McJunkin Red Man Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed June 2, 2011**
>   **File No. 333-173035**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 2, 2011**
>   **File No. 333-173037**

Dear Mr. Bond:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Prospectus Summary, page 1

Recent Developments, page 2

1. We note your disclosure that you have signed an agreement to acquire 100% of the outstanding common stock of Stainless Pipe and Fittings Australia Pty Ltd. Please tell us what consideration you gave to filing this agreement as an exhibit to the registration statement. This comment also applies to your registration statement on Form S-1.

Summary Historical Consolidated Financial and Other Data, page 12

2. We note your response to prior comment four from our letter dated May 20, 2011. We understand that the consulting fees all relate to distinct, one-time initiatives that rarely extend beyond one year. Compliance and Disclosures Interpretation 102.03 states that it is not appropriate to state that a charge is non-recurring unless it meets the specified criteria, which is based on the description of the charge that is being adjusted. "Non-recurring consulting fees" have been incurred during 2010, 2009, 2008 and 2006. As such, please revise the description so that it doesn't imply that these charges are non-recurring.

3. Please expand the first bullet on page F-2 to clarify that Adjusted Gross Margin also excludes depreciation.

Selected Historical Consolidated Financial and Other Data, page 42

4. Please provide the descriptive information you have provided with regard to Adjusted Gross Margin and Adjusted EBITDA that you have provided in footnotes (1) and (2) to your Summary Historical Consolidated Financial and Other Data beginning on page 11 or provide a cross-reference to such information.

Management's Discussion and Analysis . . . , page 49

5. Your disclosure related to your results of operations discusses adjusted gross margin but does not discuss gross margin. As such, this disclosure gives too much prominence to this non-GAAP amount. Please revise here and elsewhere throughout the filing, where you have only disclosed the non-GAAP amount, to first begin with disclosure and/or a discussion of gross margin as determined under GAAP so your presentation is balanced between GAAP and non-GAAP amounts. See Item 10(e)(1)(i) of Regulation S-K.

Critical Accounting Estimates, page 75

Goodwill and Other Indefinite-Lived Intangible Assets, page 76

6. Please clarify, if true, that within each reporting unit (rather than operating segment) you have aggregated individual countries and regions that are deemed to be components.

Financial Statements for the Year Ended December 31, 2010

Note 1 – Significant Accounting Policies, page F-7

Segment Reporting, page F-12

7. We note your response to prior comment 13 from our letter dated May 20, 2011. You have elected to aggregate the regional components of your North American operations based upon their similar qualitative factors such as economic characteristics, products, customers, suppliers, methods of distribution and the manner in which they are operated. Based on the reports you provided, it is not clear whether the regional components of your North American operations are also economically similar on a quantitative basis. Please further clarify how you determined that the regional components of your North American operations are economically similar on both a qualitative and quantitative basis.

Financial Statements for the Period Ended March 31, 2011

Condensed Consolidated Balance Sheets, page F-48

8. The column heading of your December 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not refer to them as being audited. Please revise to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page of the Registration Statement

9. Please indicate your filer status on the cover page of the registration statement. For example, you indicate on the cover page of your registration statement on Form S-4 that you are a non-accelerated filer. Refer to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Mr. Elton Bond
McJunkin Red Man Corporation
June 15, 2011
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Michael A. Levitt, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP